

August 22, 2023

Ali Vezvaei
Chairperson
Next.e.GO B.V.
Lilienthalstraße 1
52068 Aachen, Germany

> **Re: Next.e.GO B.V.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed August 10, 2023**
> **File No. 333-270504**

Dear Ali Vezvaei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments
Adjustments (5) and (6), page 206

1. We note your response to prior comment 5 but do not consider your revised disclosures to be fully responsive to our comment. The adjustment for pro forma interest expense should be calculated as if the related debt was outstanding as of the beginning of the period presented (i.e. January 1, 2022). In this regard, your adjustment for pro forma interest expense should be calculated for 12 months. Additionally, revise your footnote to include your calculation of pro forma interest expense and insurance premium to show how your arrived at the amount presented.

<u>Liquidity and Capital Resources</u>
<u>Outlook, page 235</u>

2. Your disclosure states that e.GO's management assumes going concern for the period up to and including June 2024 will likely be provided on the basis of the current planning. Please revise to state that your current liquidity and capital resources will allow you to operate for the next 12 months, if true. If your current liquidity and capital resources will not cover your operations for the next 12 months, please tell us how management considered the guidance in ASC 205-40-50 regarding evaluating conditions and events that may raise substantial doubt about e.GO's ability to continue as a going concern and revise to include applicable disclosure, as appropriate.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Clemens Rechberger